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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                        SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934*
                       (Amendment No. 2)

                    Harmony Holdings, Inc.
                       (Name of Issuer)

                 Common Stock, $.01 Par Value
                (Title of Class of Securities)

                           41322310
                        (CUSIP Number)

                       Gilles Assouline
                         Unimedia S.A.
                      Immeuble le Levant
                    2 rue du Nouveau Bercy
                        94220 Charenton
                            France
                      (33-1) 43-53-69-99

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                      September 30, 1996
    (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

          CUSIP No. 41322310

 1       NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Unimedia S.A.  (Foreign entity - no number available)

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                              (b)  [X]

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
                                            WC, OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        France

     NUMBER OF        7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       1,016,000 Shares
   OWNED BY EACH
     REPORTING
    PERSON WITH
                      8       SHARED VOTING POWER

                                      0  (See text of Item 5)

                      9       SOLE DISPOSITIVE POWER

                                      1,016,000 Shares

                      10      SHARED DISPOSITIVE POWER

                                      0  (See text of Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,016,000 Shares  (See text of Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                        [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.2%

14       TYPE OF REPORTING PERSON

         CO

          Unimedia S.A. ("Unimedia") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on August 2, 1996, and amended on September 3, 1996, with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation (the "Company").

          Items 3, 4, 5 and 7 of the Schedule 13D, as amended to date, are deleted in their entirety and are hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration

          On July 27, 1996, the Company and Unimedia executed a subscription agreement (the "Subscription Agreement") whereby the Company agreed to sell, and Unimedia agreed to buy, 1,000,000 shares of Common Stock for $2,000,000. The purchase price was received by the Company on August 16, 1996, and the certificates representing such shares were issued to Unimedia on August 20, 1996 (the "Initial Purchase"). Unimedia has also made open market purchases of shares of Common Stock since the Initial Purchase. All funds for the Initial Purchase and for open market purchases discussed below came from Unimedia's working capital.

          Unimedia acquired the following shares of Common
Stock through open market purchases:

     Date (1996)         No. of             Price per
                         Shares              Share          Amount

September 3               2,000             $1-15/16        $3,875

September 5               2,000              $1-7/8         $3,750

September 6               2,000              $1-7/8         $3,750

September 9               6,000              $1-7/8        $11,250

September 9               1,000              $1-7/8         $1,875

September 9               3,000             $1-15/16        $5,812
                         ------                            -------
  Total                  16,000                            $30,312

          Prior to such open market purchases, the Board of Directors of the Company approved purchases of additional
Common Stock by Unimedia in the open market for purposes of
Section 203 of the General Corporation Law of the State of
Delaware. Accordingly, the transactions pursuant to which Unimedia has become an "interested stockholder" under
Section 203 were approved by the Board of Directors of the Company prior to the time of such transactions.

Item 4.  Purpose of Transaction

          The Common Stock acquired in the Initial Purchase was acquired for purposes of investment. However, in connection with such investment, the Company, Unimedia and Harvey Bibicoff entered into an agreement (the "Acquisition Agreement") establishing the terms for the acquisition of Unimedia by the Company (the "Unimedia Acquisition") and obligating the parties, inter alia, to negotiate and execute in good faith before September 30, 1996 an agreement with definitive details. Pursuant to the Unimedia Acquisition, the shareholders of Unimedia would receive Common Stock and preferred stock of the Company representing approximately 69% of the share capital (including 69% of the voting rights and dividend rights) of the Company on a fully diluted basis.

          On September 30, 1996, the Company issued the press release set forth in Exhibit 3 hereto, and also filed its Form 10K for the year ended June 30, 1996, in which the Company unilaterally announced that the Unimedia Acquisition would not be consummated. Unimedia believes that it was in compliance with its obligations under the Acquisition Agreement, that the Company and Harvey Bibicoff are in breach of their obligations and that the Company and Harvey Bibicoff remain obligated with respect to consummation of the Unimedia Acquisition. In light of the Company's statements, Unimedia is reviewing its available options.

          On April 18, 1996, Unimedia and Capital Media Group Ltd. ("CMG") made a proposal to the Company for the purchase of all the Company's outstanding stock at a purchase price of $3.50 per share of which one third would have been paid in cash and two thirds would have been paid in the common stock of CMG. In further discussions, Unimedia and CMG also made a proposal to loan the Company between $500,000 and $1,000,000 on terms to be agreed upon. Such proposals were subject to significant conditions, including negotiation of a definitive agreement, satisfactory completion of due diligence reviews and receipt of various board, stockholder and regulatory approvals. Subject to such conditions, such proposals were accepted by the Company. Negotiations with respect to such proposals terminated prior to the commencement of negotiations with respect to the Subscription Agreement and the Acquisition Agreement.

          Unimedia intends continuously to review all aspects of its investment in the Company, including the Company's business operations, financial results and condition and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions and progress with respect to the Unimedia Acquisition. Unimedia reserves the right, based on its continuing review of these and other relevant factors, to acquire additional shares of Common Stock in open market purchases, privately negotiated transactions or otherwise, to dispose of any or all of the shares of Common Stock it acquired pursuant to the Subscription Agreement and open market purchases or that it may otherwise acquire, or otherwise to change its intention with respect to any or all of the matters referred to in this Item 4.

          Except as set forth in this statement, or as may result from Unimedia's pursuit of its legal rights and remedies in connection with the foregoing, neither Unimedia nor, to Unimedia's knowledge, any of the persons listed on
Schedule I, has any other present plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. However, based on its continuing review of the factors referred to above or in connection with the Unimedia Acquisition or any action taken in respect of the Company's September 30 announcement, Unimedia, the persons listed on Schedule I, Unimedia's shareholders or their respective representatives may discuss one or more of the foregoing matters with the Company, its directors or management or other shareholders of the Company, or may formulate plans or proposals relating to one or more of the foregoing matters. Unimedia reserves the right to take any and all actions it may deem appropriate to maximize the value of its investment in the Company or facilitate the Unimedia Acquisition.

Item 5.  Interest in Securities of the Issuer

          The only shares of the Company's Common Stock that Unimedia beneficially owns are the 1,016,000 shares of Common Stock acquired pursuant to the Subscription Agreement and the open market purchases, which shares represent approximately 15.2% of the outstanding Common Stock. Unimedia possesses the sole power to vote or direct the vote of and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it.

          Pursuant to the Acquisition Agreement, Harvey Bibicoff has undertaken to refrain from selling a specified percentage of his shares of the Company prior to completion of the Unimedia Acquisition, and in any case by September 30, 1996. Although the Company has issued a press release saying the Unimedia Acquisition will not be consummated, Unimedia believes Mr. Bibicoff, the current Chief Executive Officer of the Company, is obligated under the Acquisition Agreement to take all steps in view of the completion of the Unimedia Acquisition, to vote in favor of the Unimedia Acquisition at any shareholders meeting of the Company called to approve such transaction and to fulfill his other obligations. Unimedia disclaims that it and Mr. Bibicoff constitute a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and Unimedia does not believe that such agreements create a circumstance of shared voting or dispositive power. Accordingly, as of this date (based on Mr. Bibicoff's obligations or on Unimedia's rights under the Acquisition Agreement), Unimedia also disclaims any beneficial ownership in Common Stock held by Mr. Bibicoff.

          Except as described above, neither Unimedia nor, to Unimedia's knowledge, any person named on Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

Item 7.  Material to be filed as Exhibits

          1. The Agreement dated July 27, 1996 between the
Company, Unimedia and Harvey Bibicoff.*

          2. The Subscription Agreement dated July 27, 1996 between the Company and Unimedia.*

          3. Press release issued by the Company on September 30, 1996.

* Previously filed.

                          SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 7, 1996               Unimedia S.A.



                              By  /s/ Gilles Assouline
                                  ------------------------------
                                  Name:  Gilles Assouline
                                  Title: President du Directoire

                                                   Exhibit 3


           [Letterhead of Harmony Holdings, Inc.]


                 HARMONY HOLDINGS ANNOUNCES
             TERMINATION OF PROPOSED ACQUISITION
                      OF UNIMEDIA S.A.


     LOS ANGELES, C.A., SEPT. 30 -- Harmony Holdings, Inc.
(NASDAQ:HAHO) announced today that the transaction whereby it had proposed to acquire all the outstanding ordinary shares of Unimedia S.A., a French company, will not be consummated.

     Harvey Bibicoff, chief executive officer of Harmony, stated that, "A preliminary agreement with Unimedia required the negotiation in good faith and execution before September 30, 1996 of a definitive agreement". He further stated that notwithstanding the fact that an initial draft of such an agreement had been delivered by Harmony to Unimedia the last week in July, and despite the efforts of Harmony and its counsel to obtain a response thereto and comments thereon, only partial comments were received on Tuesday, September 24, 1996. Accordingly, the transaction terminated by its own terms and will not go forward," Bibicoff said.

     Harmony Holdings, Inc., through its operating subsidiaries, produces live action/animation/digital/ special effects television commercials, music videos, long-form advertising and World Wide Web sites.